Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Doze Inc.
1120 Holland Dr. Ste 10
Boca Raton, FL 33487
https://dozebedding.com

Up to $1,235,000.00 Convertible Promissory Note.
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Doze Inc.
Address: 1120 Holland Dr. Ste 10, Boca Raton, FL 33487
State of Incorporation: FL
Date Incorporated: January 31, 2022

Terms:

Convertible Promissory Notes

Offering Minimum: $124,000.00 of Convertible Promissory Note.
Offering Maximum: $1,235,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Stock when the company raises $2,500,000.00 in a qualified equity financing.
Maturity Date: December 19, 2026
Valuation Cap: $15,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 5.0%
Minimum Investment Amount (per investor): $300.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
One vote per share.

Material Rights:

Rights of First Refusal, Right to Participate in Sales of Shares, Drag-Along Rights

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.

<u>Investment Incentives & Bonuses*</u>

<u>Loyalty Bonus:</u> If you are a predesignated community member of Doze, you are eligible for additional 20% bonus interest.

<u>Time-Based Perks</u>

Early Bird 1: Invest $1,000+ within the first 30 days | Doze Luxury Bamboo Eye Mask + 10% bonus interest

Early Bird 2: Invest $5,000+ within the first 30 days | Doze Engraved Water Bottle and Luxury Bamboo Eye Mask + 20% bonus interest

Early Bird 3: Invest $10,000+ within the first 30 days | Doze Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 30% bonus interest

Early Bird 4: Invest $25,000+ within the first 30 days | Doze Duvet Essentials Bundle, Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 40% bonus interest

Early Bird 5: Invest $50,000+ within the first 30 days | Doze Complete Bedding Bundle, Duvet Essentials Bundle, Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 50% bonus interest

Early Bird 6: Invest $100,000+ within the first 30 days | VIP membership with Doze for exclusive products & discounts, Complete Bedding Bundle, Duvet Essentials Bundle, Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 60% bonus interest

<u>Flash Perks:</u>

Flash Perk 1: Invest $5,000+ between day 55 - 60 and receive 10% bonus interest

Flash Perk 2: Invest $5,000+ between day 70 - 75 and receive 10% bonus interest

<u>Amount-Based Perks:</u>

Tier 1 Perk: Invest $1,000+ and receive a Doze Luxury Bamboo Eye Mask + 5% bonus interest

Tier 2 Perk: Invest $5,000+ and receive a Doze Engraved Water Bottle and Luxury Bamboo Eye Mask + 10% bonus interest

Tier 3 Perk: Invest $10,000+ and receive a Doze Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 15% bonus interest

Tier 4 Perk: Invest $25,000+ and receive a Doze Duvet Essentials Bundle, Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 20% bonus interest

Tier 5 Perk: Invest $50,000+ and receive a Doze Complete Bedding Bundle, Duvet Essentials Bundle, Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 25% bonus interest

Tier 6 Perk: Invest $100,000+ and receive a VIP membership with Doze for exclusive products & discounts, Complete Bedding Bundle, Duvet Essentials Bundle, Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 30% bonus interest

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Doze Inc. will offer 10% additional bonus interest for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding, Inc. Venture Club Bonus.

Eligible StartEngine convertible note holders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus rate they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Doze is a luxury bedding brand focused on making everyday comfort effortless. Doze operates on a direct-to-consumer (D2C) business model, selling its products through its website and Amazon. The company also has a business-to-business (B2B) presence, partnering with hospitality and retail businesses. Additionally, Doze explores licensing opportunities to expand its reach.

Doze has a registered trademark. Our patent is filed and ready for examination.

Competitors and Industry

The home bedding market is a large and growing industry, with the US market valued at \$25 billion and the global market at \$87 billion in 2023. The industry is expected to grow at a CAGR of 7.8% from 2023 to 2030. The fastest-growing segment within the market is bed linens, driven by increasing consumer spending on home furnishings and a growing preference for high-quality, comfortable bedding. The online channel is also experiencing significant growth, as consumers increasingly turn to e-commerce for convenience and a wider selection of products.

The industry leaders are Casper, Bloomingdales, Amazon, and Target. Our main competitors in the space are Boll & Branch, Brooklinen, Cozy Earth, Beddy's, and Beddley. To our knowledge, none of these companies have products with all of our features.

Current Stage and Roadmap

Doze's flagship product is the quick-change duvet system. This is already in the market and generating sales.

Doze plans to expand its product line to include sheet sets, pillowcases, and eye masks by 2024. The company also aims to introduce pillows, mattresses, pet beds, and baby/crib bedding in the future. Doze intends to enter new markets and expand its presence in both the direct-to-consumer (D2C) and business-to-business (B2B) sectors.

The Team

Officers and Directors

Name: Bryan Ginberg

Bryan Ginberg's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, and Sole Director
  Dates of Service: December, 2021 - Present
  Responsibilities: Founder & CEO. Responsible for strategic direction and performance of the entire organization. Bryan does not currently receive a salary but plans to begin receiving one in 2025 which will increase with growth.

Other business experience in the past three years:

- Employer: BuzzRx
  Title: SVP Marketing
  Dates of Service: February, 2015 - December, 2023
  Responsibilities: Ran marketing for prescription discount card company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a

buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Convertible Note in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be

material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Convertible Note we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from

registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense,

it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely

impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Bryan Ginberg	5,280,000	Common Stock	88.0%

The Company's Securities

The Company has authorized Common Stock, Carta Pre-Money SAFE, Carta Pre-Money SAFE, and Convertible Promissory Note Series 2024 - CF.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Rights of First Refusal, Right to Participate in Sales of Shares, Drag-Along Rights

Carta Pre-Money SAFE

The security will convert into Common stock and the terms of the Carta Pre-Money SAFE are outlined below:

Amount outstanding: $185,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: (a) In the event that the Company issues and sells Preferred Stock in a bona fide transaction or series of transactions with the principal purpose of raising capital for aggregate proceeds of at least US$1,000,000 at a fixed valuation, including but not limited to, a pre-money or post-money valuation (a "Qualified Financing") before the termination of this SAFE, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the lower of (1) the Cap Price or (2) the Discount Price (the "Conversion Price") upon the occurrence of such Qualified Financing.

Material Rights

There are no material rights associated with Carta Pre-Money SAFE.

Carta Pre-Money SAFE

The security will convert into Common stock and the terms of the Carta Pre-Money SAFE are outlined below:

Amount outstanding: $185,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: (a) In the event that the Company issues and sells Preferred Stock in a bona fide transaction or series of transactions with the principal purpose of raising capital for aggregate proceeds of at least US$1,000,000 at a fixed valuation, including but not limited to, a pre-money or post-money valuation (a "Qualified Financing") before the termination of this SAFE, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the lower of (1) the Cap Price or (2) the Discount Price (the "Conversion Price") upon the occurrence of such Qualified Financing.

Material Rights

In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

Convertible Promissory Note Series 2024 - CF

The security will convert into Common stock and the terms of the Convertible Promissory Note Series 2024 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: December 19, 2026
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: $2,500,000 Qualified Financing - see material rights below

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $2,500,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a Convertible Note holder of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 6,000,000
  Use of proceeds: Shares issued as part of the formation of the company.
  Date: January 31, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $185,000.00
  Use of proceeds: Research & Development
  Date: September 08, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2023

Revenue

Revenue for fiscal year 2023 was $8,356 compared to $0 in 2022.

Cost of sales

Cost of sales for fiscal year 2023 was $16,401 compared to $0 in 2022.

<u>Gross margins</u>

Gross margins for fiscal year 2023 were negative due to higher cost of sales ($16,401) exceeding revenue ($8,356).

<u>Expenses</u>

Expenses for fiscal year 2023 were $51,983 compared to $0 in 2022.

The above changes between 2022 and 2023 were a result of our website launching and sales beginning in 2023.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are planning to scale the business with the funds raised from this offering. Past cash was primarily generated through SAFE investments and revenue. Our goal is to scale the business, increase hiring, inventory, and marketing efforts and lower acquisition costs.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2024, the Company has capital resources available in the form of $65k cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our growth plans.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 95% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 3-6 months. This is based on a current monthly burn rate of $30k for expenses related to marketing, overhead, and shipping.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 1-2 years. This is based on a projected monthly burn rate of $100k for expenses related to inventory, marketing, overhead, shipping, and salaries.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including potential future funding rounds.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Valuation Cap: $15,000,000.00

Valuation Cap Details: Raised at a $10M cap pre-revenue with the SAFE note. The company outperformed its models in November. The company's model projected that 5% of customers would be repeat customers, actuals were over 20%.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Inventory
  27.5%
  We will use 27.5% of funds toward inventory.

- Marketing
  27.5%
  We will use 27.5% of funds towards marketing.

- Overhead
  27.5%
  We will use 27.5% of funds toward overhead.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  29.0%
  We will use 29% of funds toward marketing.

- Inventory
  29.0%
  We will use 29% of funds toward purchasing inventory.

- Company Employment
  24.0%
  We will use 24% of funds toward company employment.

- Fulfillment/Shipping
  11.5%
  We will use 11.5% of funds toward fulfillment and shipping

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://dozebedding.com (www.dozebedding.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/doze

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Doze Inc.

[See attached]

Independent Accountant's Review Report on the financials of Doze Inc

To:
Members of
Doze INC

We have reviewed the accompanying financial statements of **Doze INC** which comprise the balance sheet as of 31st December, 2022 and 2023 and the related statements of income, for the Period then ended December, 2022 and 2023. Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. Our responsibility is to conduct the review engagement in accordance with standards issued by the American Institute of Certified Public Accountants (AICPA) and Generally Accepted Accounting Principles (US GAAP)

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles and this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our objective is to conduct the review in accordance with Statements on Standards for Accounting and Review services promulgated by the Accounting and Review Services Committee of the AICPA. Those Standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made to the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the applicable financial reporting framework.


Doze Inc
Balance Sheet
As on 31st December 2022 and 2023


PARTICULARS	NOTE NO.	2023 AMOUNT IN $	2022 AMOUNT IN$
ASSETS			
Current Assets			
Cash & Cash Equivalent	1	131,400	1,854
Account Receivable		0	
Inventory		0	
Other Current Assets	2	105,921	20,780
Total Current Assets		**237,321**	**22,634**
Non Current Assets			
Fixed Assets	3	65,885	18,167
Total Non Current Assets		**65,885**	**18,167**
TOTAL ASSETS		303,206	40,801
LIABILITIES & EQUITY			
Current Liabilities			
Short Term Debt	4	5,654	0
Other Current Liabilities	5	378	0
Total Current Liabilities		**6,031**	**0**
Non Current Liabilities			
Long Term Debt	6	35,801	40,801
Total Non Current Liabilities		**35,801**	**40,801**
Total Liabilities		**41,833**	**40,801**
Equity	7	261,373	0
Total Equity		**261,373**	**0**
TOTAL LIABILITIES AND EQUITY		303,206	40,801



Junaid Qazi, CPA
License # 3882

Date: 10/30/2024

Junaid Qazi
Licensed CPA
License No. 3882
(GU)
Exp.:30/06/2025

<p style="text-align:center">
Doze Inc
Statement of Profit and Loss
For the Period Ended 31st December 2022 and 2023
</p>

PARTICULARS	NOTE NO.	2023 AMOUNT IN $	2022 AMOUNT IN$
INCOME			
Sales	8	8,356	-
Total Income		**8,356**	-
EXPENSES			
Cost of Goods Sold	9	16,401	-
Advertising & Marketing		4,944	-
Rent Expense		35,926	-
Depreciation and Amortization	10	7,193	-
Other Expenses	11	-12,482	-
Total Expenses		**51,983**	**-**
Net Operating Income		**-43,627**	**-**
NET INCOME		-43,627	-



Junaid Qazi, CPA
License # 3882

Junaid Qazi
Licensed CPA
License No. 3882
(GU)
Exp.:30/06/2025

Date: 10/30/2024

Doze Inc
Statement of Cash Flow
For the Period Ended 31st December 2023 and 2022

PARTICULARS	2023 AMOUNT IN $	2022 AMOUNT IN $
A. OPERATING ACTIVITIES		
Net Income	-43,627.16	-
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Inventory	-105,609.06	-
Prepaid Inventory	20,780.00	-20,780.00
Shopify Clearing Account	-311.68	-
Accumulated Depreciation	6,099.00	-
Accumulated Amortization	1,094.00	-
Accounts Payable (A/P)	-	-
Chase Preferred CC - 4400	5,653.52	-
Florida Department of Revenue Payable	-	-
Sales Tax Payable:Shopify Sales Tax	377.73	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-71,916.49	-20,780.00
Net cash provided by operating activities	**-115,543.65**	**-20,780.00**
B. INVESTING ACTIVITIES		
Office Equipment	-7,441.94	-
Startup Costs	-47,468.20	-18,167.42
Net cash provided by investing activities	**-54,910.14**	**-18,167.42**
C.FINANCING ACTIVITIES		
Loan From Owner	-5,000.00	40,801.41
Investment:Andrew Smith Investment	100,000.00	-
Investment:Brian Kasten Investment	10,000.00	-
Investment:Christina Ricalton Investment-Not Safe	20,000.00	-
Investment:Jacob Young	10,000.00	-
Investment:Joshua Bok Investment	50,000.00	-
Investment:Maoz Development Investment	50,000.00	-
Investment:Matthew Gottlieb Investment	15,000.00	-
Investment:Robert Ginberg Investment-Not Safe	50,000.00	-

Net cash provided by financing activities	**300,000.00**	**40,801.41**
NET CASH INCREASE FOR PERIOD	129,546.21	1,853.99
Cash at beginning of period	1,853.99	-
CASH AT END OF PERIOD	**131,400.20**	**1,853.99**



Junaid Qazi, CPA
License # 3882

Junaid Qazi
Licensed CPA
License No. 3882
(GU)

Date: 10/30/2024

Exp.:30/06/2025

Doze Inc
Statement of Changes in Equity
For the Period Ended 31st December 2022 and 2023

PARTICULARS	Common Stock Year 2023	Year 2022
Shares Authorized	10,000,000	-
Shares Issued and Outstanding	6,000,000	1,000
Cash Raised (USD)	305,000	-
Total Common Stock	305,000	-
Add: Retained Earnings Balance	-43,627	
Closing Equity	261,373	-

Doze Inc
Notes to Accounts for year 2022 and 2023

Note 1: Cash & Cash Equivalent

Particulars	2023 AMOUNT IN $	2022 AMOUNT IN$
Chase Checking - 6691	131,400	1,854
Total	**131,400**	**1,854**

Note 2: Other Current Assets

Particulars	2023 AMOUNT IN $	2022 AMOUNT IN$
Inventory	105,609	
Prepaid Inventory	-	20,780
Shopify Clearing Account	312	-
Total	**105,921**	**20,780**

Note 3: Fixed Assets

Particulars	2023 AMOUNT IN $	2022 AMOUNT IN$
(A) Office Equipment		
Gross Value	**7,442**	-
Accumulated Depreciation	-6,099	-
Net Value	**1,343**	**-**
(A) Startup Cost		
Gross Value	65,636	18,167
Accumulated Depreciation	-1,094	-
Net Value	**64,542**	**18,167**
Total	**65,885**	**18,167**

Note 4: Short Term Debt

Particulars	2023 AMOUNT IN $	2022 AMOUNT IN$
Credit Cards		
Chase Preferred CC - 4400	5,654	-
Total	**5,654**	

Note 5: Other Current Liabilities

Particulars	2023 AMOUNT IN $	2022 AMOUNT IN$
Shopify Sales Tax	378	-
Total	**378**	**-**

Note 6: Long Term Debt

Particulars	2023 AMOUNT IN $	2022 AMOUNT IN$
Loan from Owner	35,801	40,801
Total	**35,801**	**40,801**

Note 7: Equity

Particulars	2023 AMOUNT IN $	2022 AMOUNT IN$
Investments	**305,000**	
Retained Earnings		
Opening Balance	-	-
Net Income during the year	-43,627	-
Total Retained Earnings	**-43,627**	
Total	**261,373**	**-**

Note 8: Sales

Particulars	2023 AMOUNT IN $	2022 AMOUNT IN$
Shopify Discount	-4,810	-
Shopify Sales	13,133	-
Shopify Shipping Income	32	-
Total	**8,356**	**-**

Note 9: Cost of Goods Sold

Particulars	2023 AMOUNT IN $	2022 AMOUNT IN$
Shipping	10,084	-
Shipping Materials	1,319	-
Shopify Selling Fees	283	-
Supplies & Materials	4,716	-
Total	**16,401**	**-**

Note 10: Depreciation and Amortization

Particulars	2023 AMOUNT IN $	2022 AMOUNT IN$
Amortization Expense	1,094	
Depreciation Expense	6,099	
Total	**7,193**	

Note 11: Other Expense

Particulars	2023 AMOUNT IN $	2022 AMOUNT IN$
Automobile Expense	25	
Bank Service Charge	370	
Insurance	476	
Legal & Professional Fees	-19,804	
Meals & Entertainment	1,089	
Office Expenses	2,478	
Research And Development	311	
Software & Apps	647	
Travel	864	
Unapplied Cash Bill Payment Expense	-	
Utilities	1,063	
Total	**-12,482**	**-**

Doze INC
Notes to Financial Statements
December 31, 2022 and 2023

NOTE 1 – NATURE OF OPERATIONS

Doze INC is a Florida C Corporation incorporated on 31st Jan 2022. The financial statements of DOZE INC which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boca Raton, FL.

The Company is **e-commerce retailer** specialized in luxury bedding market.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from sell of goods. Revenue is recognized when control of the promised goods is transferred to customers in an amount that reflects the consideration the company expects to receive in exchange for those goods.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

NOTE 3 – DEBT

Debt includes short term debt in nature of outstanding credit card payments and long term debt which includes loan from owner of company.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The company are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. [

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 and through October 31, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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GET A PIECE OF DOZE BEDDING

The Easy Way To Duvet

Doze offers luxury bedding solutions that simplify the hassle of making the bed with an easy-change duvet system. With early-stage traction in the $25 billion U.S. bedding market, Doze has been featured on ABC's The View and in Travel & Leisure magazine.

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Invest Now

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

THE EASY WAY TO DUVET
doze

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Invest Now
5.0% Interest Rate

MIN INVEST ⓘ
$300

VALUATION CAP
$15M

REASONS TO INVEST

Innovative Solutions: Doze is an innovative, quick-change duvet created to simplify the bed making process. Weaving together luxury fabrics with an easy-way-to-duvet design, Doze optimizes time, comfort, and convenience.

Market Potential: Tapping into the growing $25 billion U.S. bedding market, Doze targets a diverse customer base,

 including the 143 million adults who purchased bedding in the past year. *(Source)*

 **Strong Early Traction:** Since launching, Doze has generated notable sales, including over $100,000 from a single feature on ABC's The View.

TEAM



Bryan Ginberg • Founder, CEO, and Sole Director

Bryan Ginberg is the visionary behind Doze. With over 16 years of experience in the marketing world—ranging from digital strategy to e-commerce—Bryan has honed his expertise in startup environments, developing and scaling brands across various channels. The idea for Doze stemmed from a personal frustration with the tedious process of changing duvet covers. Tired of the constant struggle, Bryan set out to create a simpler, faster solution—and Doze's quick-change duvet system was born. Under his leadership, Doze has already earned recognition, seen on The View, Veranda and Travel & Leisure, where the brand was highlighted as one of the top luxury duvet covers of 2024. Bryan leads with a customer-first mindset, focusing on creating practical, high-quality products that solve real-life problems.

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THE PITCH

Doze offers luxury bedding solutions that simplify the hassle of making the bed with an easy-change duvet system. With early-stage traction in the $25 billion U.S. bedding market, Doze has been featured on ABC's The View and in Travel & Leisure magazine.



doze
Luxury Bedding Without the Hassle

THE PROBLEM

Changing a Duvet is the Worst






Tying **Buttoning** **Stuffing** **Fluffing**

Making the bed can feel like a chore, especially when it comes to changing the duvet cover—a task many find cumbersome and frustrating. This hassle detracts from the enjoyment of a well-made bed, which should be a source of comfort and relaxation. Additionally, the bedding industry has long been dominated by products that compromise on quality for convenience, leaving consumers with limited choices that fail to meet their needs.

OUR SOLUTION

The Quick-Change Duvet System



Step 1:
Unzip

Step 2:
Insert





Step 3:
Snap

Step 4:
Zip



Doze has a proprietary design that is solving the biggest annoyance in bedding—changing the duvet. Doze's duvet cover is crafted with a three-sided zipper, making the insert easily and fully accessible for a fast, easy change. The smooth gliding zipper performs faster than buttons for an effortless open/close and prevents laundry from getting stuck in the cover while washing and drying. Doze's design eliminates antiquated and frustrating ties—integrated snaps fasten the cover through the insert for a tight hold to avoid separating for even blanket distribution all night.



The **3-sided opening** gives you the ability to **lay your insert flat** in the cover.



The cover **snaps through** the insert's corner openings, **eliminating ties** and providing the **fastest duvet change** possible.



Top-Quality No. 5 YKK zipper allows you to **smoothly close** the duvet cover **more quickly and efficiently than buttons**.

By prioritizing both convenience and quality, we provide a solution that caters to a diverse range of lifestyles—from busy parents to individuals with mobility challenges. No more stuffing, fluffing, shaking, buttoning, or tying involved. Doze is designed to not only enhance the bed-making experience but also elevate the overall comfort of your sleeping environment, making life a little easier and a lot more enjoyable.

THE MARKET & OUR TRACTION

Target Market: Disrupting a Steady Industry



143 Million

(US Adults, 35-50, who purchased bedding within last 12 months)



US Bedding Market Online v. Retail

Online 35%

Retail 65%



$87B
Global Home Bedding Market

$25B
US Home Bedding Market



US Bedding Market Estimated CAGR 7.1%

50.0

40.0

30.0

20.0

10.0

0.0

2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030

Covers and Gains: Our Snuggly Success!



Doze has gained considerable traction since our launch, leveraging media recognition and customer satisfaction to make impressive strides in the luxury bedding market. Notably, Doze was featured on *ABC's The View*, where we achieved over $100,000 in sales within a single flash sale event, underscoring strong consumer demand and market readiness. In addition to this success, Doze's product line has earned accolades from reputable publications, with *Travel & Leisure* naming us as one of the best duvets of 2024 [(Source)](#), *Veranda* awarding us "Best Bundle" [(Source)](#), and *News Nation* [(Source)](#) and *WFLA Tampa* [(Source)](#) highlighting Doze as a top choice for superior sleep solutions.

The Most Comfortable & Convenient Bedding... Ever.



Completely Satisfied
I love everything from the ease of insertion, to the sturdiness of the zippers, to loft of the duvet.
  - Michele G.



Heavenly!
Every step of the doze experience is heavenly! It's so simple to put on and is like sleeping under a cloud! I know what everyone is getting for Christmas!
  - Diana M.



I am Dumbstruck

I orderd the Lake king size bundle after seeing it on The View. The fact that I could snap the corners and zip the whole thing up? I hoped it would be ok. After putting it on my bed and getting it all set, I AM IN LOVE!!!

My husband and I always fuss over the fact that our duvet falls to the bottom of the bed and its cover. It has been frustrating to keep where it should be. This Doze cover actually works! Its design is genius and while I was standing there, wondering if I was putting the duvet in sideways, my husband pointed out that y'all wrote TOP OR BOTTOM on two sides. HALLELUJAH!

Beyond that, the material is unbelievably soft, the zipper seems incredibly sturdy and the duvet also is quality. What kind of magic is this?

Thank you for thinking of those of us who love quality, beautiful duvets and do not want to spend 45 minutes arm wrestling with our bedding.

  - Ann G.



Can't sleep without it!
Not to be dramatic, but I don't think I'll ever be able to sleep without this duvet! It's so stupidly easy to put the cover on, but the best part is how comfy it is! It's like a literal cloud. It's like the most luxurious hotel bedding!
  - Lauren M.



Easy to put together
This duvet, comforter set is a breeze to zip and snap together. Once in place..it's so comfy.
  - Janis B.



Duvet Set
Perfect! So Cozy!!!
  - Barbara V.



Perfect
I ordered this for my guest room and it's amazing! It's so easy to take on and off and everyone who stays with me raves about how nice it is! I bought this duvet for the convenience, but I'm incredibly impressed by the quality.
  - Marlene T.





ABOUT

**The above testimonials may not be representative of the opinions or the experiences of other customers and are not a guarantee of future performance or success.*

HEADQUARTERS

1120 Holland Dr. Ste 10
Boca Raton, FL 33487

WEBSITE

View Site

Doze's exceptional comfort experience is reflected in a return rate below 5%, far outperforming the ecommerce industry's average of 17.6%. [(Source)] This strong retention demonstrates a high level of product satisfaction and has fostered a loyal customer base, with repeat customers returning for additional bundles and cover sets. We believe the brand's positive traction and expanding media footprint can help position Doze to scale further as it continues to pursue growth in customer acquisition, new product lines, and potential entry into hospitality and retail channels.

Doze offers luxury bedding solutions that simplify the hassle of making the bed with an easy-change duvet system. With early-stage traction in the $25 billion U.S. bedding market, Doze has been featured on ABC's The View and in Travel & Leisure magazine.

TERMS

Doze Bedding

Overview

INTEREST RATE

5.0%

VALUATION CAP

$15M

MATURITY DATE

Dec 19, 2026

FUNDING GOAL

$124K - $1.24M

Breakdown

MIN INVESTMENT

$300

OFFERING TYPE

Convertible Notes

DISCOUNT RATE

20.0%

TYPE OF EQUITY

Common Stock

CONVERSION TRIGGER

$2,500,000

Doze Investment Incentive Program

Product Perks	Tier 1 $1,000	Tier 2 $5,000	Tier 3 $10,000	Tier 4 $25,000	Tier 5 $50,000	Tier 6 $100,000
Doze Bamboo Eye Mask (Black or Cream)	●	●	●	●	●	●
Doze Water Bottle (Engraved, Brumate)		●	●	●	●	●
Doze Founder's Edition Hat (Black on Black)			●	●	●	●
Doze Duvet Bundle ([illegible] & Insert)				●	●	●
Doze Complete Bundle (Cover, Shams, Insert, Fitted Sheet, Flat Sheet, & Pillowcases)					●	●
VIP Membership (Employee discount on Doze products for 2 years)						●
Bonus Interest (Amount-Based)	5%	10%	15%	20%	25%	30%
2x Multiplier	**Early Bird: Invest in first 30 days** and get **double** the bonus interest!					
Bonus Interest (Time-Based)	10%	20%	30%	40%	50%	60%

SEC Recent Filing →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$303,206	$40,801
Cash & Cash Equivalents	$131,400	$1,854
Accounts Receivable	$0	$0
Short-Term Debt	$6,031	$0
Long-Term Debt	$35,801	$40,801
Revenue & Sales	$8,356	$0
Costs of Goods Sold	$16,401	$0
Taxes Paid	$0	$0
Net Income	-$43,627	$0

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A convertible note offers you the right to receive Common Stock in Doze Bedding. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $2,500,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $15,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You also receive 5.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.

Investment Incentives & Bonuses*

Loyalty Bonus: If you are a predesignated community member of Doze, you are eligible for additional 20% bonus interest.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 30 days | Doze Luxury Bamboo Eye Mask + 10% bonus interest

Early Bird 2: Invest $5,000+ within the first 30 days | Doze Engraved Water Bottle and Luxury Bamboo Eye Mask + 20% bonus interest

Early Bird 3: Invest $10,000+ within the first 30 days | Doze Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 30% bonus interest

Early Bird 4: Invest $25,000+ within the first 30 days | Doze Duvet Essentials Bundle, Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 40% bonus interest

Early Bird 5: Invest $50,000+ within the first 30 days | Doze Complete Bedding Bundle, Duvet Essentials Bundle, Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 50% bonus interest

Early Bird 6: Invest $100,000+ within the first 30 days | VIP membership with Doze for exclusive products & discounts, Complete Bedding Bundle, Duvet Essentials Bundle, Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 60% bonus interest

Flash Perks:

Flash Perk 1: Invest $5,000+ between day 55 - 60 and receive 10% bonus interest

Flash Perk 2: Invest $5,000+ between day 70 - 75 and receive 10% bonus interest

Amount-Based Perks:

Tier 1 Perk: Invest $1,000+ and receive a Doze Luxury Bamboo Eye Mask + 5% bonus interest

Tier 2 Perk: Invest $5,000+ and receive a Doze Engraved Water Bottle and Luxury Bamboo Eye Mask + 10% bonus interest

Tier 3 Perk: Invest $10,000+ and receive a Doze Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 15% bonus interest

Tier 4 Perk: Invest $25,000+ and receive a Doze Duvet Essentials Bundle, Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 20% bonus interest

Tier 5 Perk: Invest $50,000+ and receive a Doze Complete Bedding Bundle, Duvet Essentials Bundle, Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 25% bonus interest

Tier 6 Perk: Invest $100,000+ and receive a VIP membership with Doze for exclusive products & discounts, Complete Bedding Bundle, Duvet Essentials Bundle, Founder's Edition Hat, Engraved Water Bottle, and Luxury Bamboo Eye Mask + 30% bonus interest

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Doze Inc. will offer 10% additional bonus interest for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding, Inc. Venture Club Bonus.

Eligible StartEngine convertible note holders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus rate they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these









regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We upgraded the duvet cover. Just unzip, open, lay the insert, close, snap to secure corners, and re-zip. because making the bed shouldn't be so f*cking hard. Doze: The Easy Way to Duvet

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2024- CF

$%%VESTING_AMOUNT%% %%NOW%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the broker dealer StartEngine Primary LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on December 3, 2026 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less.

Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. **Conversion; Repayment Premium Upon Sale of the Company.**

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $2,500,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4.   Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

5.   Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6.   Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7.   Default. In the event of any **"Event of Default"** hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a)   The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b)   The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c)   Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d)   The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e)   The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f)   The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g)   Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8.   Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9.   Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%%

residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10.   Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11.   Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12.   Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13.   Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By:_____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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FLORIDA DEPARTMENT OF STATE
Division of Corporations

June 28, 2023

FLORIDA FILING & SEARCH SERVICES, INC.

,

Re: Document Number P22000009393

The Articles of Amendment to the Articles of Incorporation of DOZE INC., a Florida corporation, were filed on June 27, 2023.

Should you have any questions regarding this matter, please telephone (850) 245-6050, the Amendment Filing Section.

Jasmine N Horne
Regulatory Specialist II
Division of Corporations

Letter Number: 423A00014619

Account number: FCA000000015   Amount charged: 35.00

COVER LETTER

TO: Amendment Section
Division of Corporations

NAME OF CORPORATION: Doze, Inc.

DOCUMENT NUMBER: P22000009393

The enclosed *Articles of Amendment* and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

Bryan Ginberg
_____
Name of Contact Person

Doze Inc.
_____
Firm/ Company

4910 Regency Circle
_____
Address

Boca Raton, FL 33434
_____
City/ State and Zip Code

bryan@dozebedding.com
_____
E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

Steven Shishko _____ at (617) 835-7037 _____
Name of Contact Person   Area Code & Daytime Telephone Number

Enclosed is a check for the following amount made payable to the Florida Department of State:

■ $35 Filing Fee   ☐$43.75 Filing Fee &   ☐$43.75 Filing Fee &   ☐$52.50 Filing Fee
                      Certificate of Status   Certified Copy   Certificate of Status
                                                (Additional copy is   Certified Copy
                                                enclosed)   (Additional Copy
                                                                          is enclosed)

Mailing Address   **Street Address**
Amendment Section   Amendment Section
Division of Corporations   Division of Corporations
P.O. Box 6327   The Centre of Tallahassee
Tallahassee, FL 32314   2415 N. Monroe Street, Suite 810
                                       Tallahassee, FL 32303

Articles of Amendment
to
Articles of Incorporation
of

Doze Inc.
_____
(Name of Corporation as currently filed with the Florida Dept. of State)

P22000009393
_____
(Document Number of Corporation (if known))

Pursuant to the provisions of section 607.1006, Florida Statutes, this *Florida Profit Corporation* adopts the following amendment(s) to its Articles of Incorporation:

A. If amending name, enter the new name of the corporation:

N/A
_____*The new*
name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word "chartered," "professional association," or the abbreviation "P.A."

B. Enter new principal office address, if applicable:
(Principal office address MUST BE A STREET ADDRESS)

N/A
_____

_____

_____

C. Enter new mailing address, if applicable:
(Mailing address MAY BE A POST OFFICE BOX)

N/A
_____

_____

_____

D. If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:

Name of New Registered Agent   N/A
_____

_____
(Florida street address)

New Registered Office Address: N/A _____, Florida_____
(City)   (Zip Code)

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

_____
Signature of New Registered Agent, if changing

Check if applicable
☐ The amendment(s) is/are being filed pursuant to s. 607.0120 (11) (e), F.S.

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:

(Attach additional sheets, if necessary)

Please note the officer/director title by the first letter of the office title:

P = President; V = Vice President; T = Treasurer; S = Secretary; D = Director; TR = Trustee; C = Chairman or Clerk. CEO = Chief Executive Officer; CFO = Chief Financial Officer. If an officer/director holds more than one title, list the first letter of each office held. President, Treasurer, Director would be PTD.

Changes should be noted in the following manner. Currently John Doe is listed as the PST and Mike Jones is listed as the V. There is a change, Mike Jones leaves the corporation, Sally Smith is named the V and S. These should be noted as John Doe, PT as a Change. Mike Jones, V as Remove, and Sally Smith, SV as an Add.

Example:

X Change	PT	John Doe
X Remove	V	Mike Jones
X Add	SV	Sally Smith

Type of Action (Check One)	Title	Name	Address
1) ____ Change	_____	N/A	N/A
____ Add			_____
____ Remove			_____
2) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____
3) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____
4) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____
5) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____
6) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____

E. If amending or adding additional Articles, enter change(s) here:
(Attach *additional sheets, if necessary*).   *(Be specific)*

Article IV

The number of shares the Corporation is authorized to issue is: 10,000,000

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:
   (if not applicable, indicate N/A)

N/A

_____

_____

_____

_____

_____

_____

The date of each amendment(s) adoption: June 12, 2023 _____, if other than the date this document was signed.

Effective date if applicable: N A _____
(no more than 90 days after amendment file date)

Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

Adoption of Amendment(s)   (CHECK ONE)

☐ The amendment(s) was/were adopted by the incorporators, or board of directors without shareholder action and shareholder action was not required.

☑ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by _____ "
(voting group)

Dated 6/12/23 _____

Signature _____
(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Bryan Ginberg
_____
(Typed or printed name of person signing)

President
_____
(Title of person signing)